September 22, 2004

Via Facsimile 213-623-4581 and U.S. Mail

Hillel T. Cohn, Esq.
Squire, Sanders & Dempsey, L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017-5554

RE:	Vestin Group, Inc.
	Schedule 13E-3 filed by Mr. Michael V. Shustek
	Date Filed: August 23, 2004
	File No. 5-56145

Dear Mr. Cohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. The Schedule 13E-3 does not include information regarding the anticipated dissemination of the disclosure document to security holders. As the proposed transactions involve purchases by an affiliate, the affiliate must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not more
than 20 days prior to the date of such purchase.   Please advise us,
with a view toward disclosure, how Mr. Shustek intends to comply with the dissemination requirements with respect to his initial purchase.

2. We note Mr. Shustek intends to make purchases of the subject class from time to time. In the absence of disclosure to the contrary, it appears that Mr. Shustek has determined that the filing of a single
Schedule 13E-3 will satisfy his filing obligations with respect to this anticipated series of purchases and otherwise fully complies with Rule 13e-3. Advise us, with a view toward corrective disclosure, whether Mr. Shustek intends to file and disseminate an amendment to his Schedule 13E-3 each time he expects to make an additional purchase in his series.

3. Revise to include a prominent legend on the outside cover page that indicates neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosures in the document. The legend also must make clear that any representation to the contrary is a criminal offense. See Rule 13e-3(e)(iii).

4. We could not locate the "Special Factors" section. Please revise to include this information. The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

5. Item 1

6. At present, the summary term sheet only generically describes the price and no other terms of the proposed transactions. A summary term sheet, among other things, must also appear in bullet point format. Revise to include a summary term sheet that fully complies with Item 1001 of Regulation M-A. See Rule 13e-3(e)(i).

Item 5

7. Revise Item 5(c) to describe any negotiations or material contracts concerning the matters referred to in paragraph 5(b). Include a discussion of any valuation data provided by the independent valuation advisors, and include the details of any preliminary negotiations with the Special Committee of the Board of Directors. Advise us whether or not Mr. Shustek relied upon any of the valuation advisor`s data with respect to making his decision to proceed with the instant series of transactions. See Item 1005 of Regulation M-A.

Item 7

8. Revise Item 7(b) to describe any alternative means considered by Mr. Shustek to accomplish the stated purposes, and the reasons for their rejection. Include the reasons for the rejection of the proposed transactions referenced from Item 5(b). See Item 1013(b) of Regulation M-A.

9. Revise to expressly indicate why Mr. Shustek is proposing this series of transactions now as opposed to other times in Vestin`s operating history. For example, disclose a timeline illustrating when Mr. Shustek ultimately concluded the securities were undervalued and action on his part needed to be taken. See Item 1013(c) of Regulation M-A.

10. Revise Item 7(d) to disclose all of the benefits and detriments of the transaction to the issuer. Discuss the fact that the issuer will be the direct, and Mr. Shustek the indirect, beneficiaries of projected net savings for terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 to Item 1013 of Regulation M-A.

11. We note Vestin suffered an operating loss in 2003. Disclose, if true, that Mr. Shustek will benefit from the company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Item 8

12. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. At present, only current and historical market prices appear to have been discussed, and the discussion of other factors does not satisfy the item requirement. To the extent that the affiliate did not consider all of the factors listed in Instruction 2 to Item 1014, or deemed them irrelevant in the context of this particular transaction, provide a detailed explanation of its reasons for so doing. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

13. Revise to include a separate discussion addressing the procedural fairness determination on behalf of Mr. Shustek that is expressly directed to the unaffiliated security holders. This discussion must specifically acknowledge the absence of any of the procedural safeguards set out in Item 1014(c)-(e) of Regulation M-A and address how the procedural fairness determination was reached in the absence of any of the safeguards. When providing the procedural and substantive fairness determinations to unaffiliated security holders, please follow the guidance provided in Q & A No. 18-22 in Exchange Act Release 17719 (April, 1981).

14. We understand that Mr. Shustek intends to disclose the prices paid for securities in his Form 4. Advise us, with a view toward disclosure, how unaffiliated security holders are expected to determine that the "price and terms are fair" given the nature of the "pending informal inquiry by the SEC." In addition, advise us if Mr. Shustek also intends to make such disclosure concerning price when reporting his beneficial ownership under Section 13(d).

15. Revise the discussion in Item 8(a) to include the factors that lead Mr. Shustek to reasonably conclude that the threat of delisting of the subject securities is not a coercive measure.

Item 13

16.Revise to include summarized financial information required by
Item 1010(c) of Regulation M-A. In the event that an affiliate incorporates by reference the information required by Item 1010(a) and
(b), the summarized financial information required by Item 1010(c)
must be disclosed in the Schedule 13E-3.   See Instruction 1 to Item
13 of Schedule 13E-3.  In addition, refer to telephone interpretation
H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company or affiliate acknowledging that:

* The company or affiliate is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company or affiliate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 942-2948.


Sincerely,


Nicholas P. Panos
Special Counsel